SECURIT ON

14042206

SEC Mail Processing Section
DEC 1 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 160
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Derek Lewis
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Derek Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

J. Derek Lewis, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT WAYNE KNUTSEN
Commission # 2029360
Notary Public - California
Orange County
My Comm. Expires Jun 17, 2017

CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
JDL Securities Corporation
Newport Beach, California

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of September 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of JDL Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information included on pages 10-12 has been subjected to audit procedures performed in conjunction with the audit of JDL Securities Corporation's financial statements. The supplementary information is the responsibility of JDL Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information in forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10-12 is fairly stated, in all material respects, in relation to the financial statements taken as whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
November 17, 2014

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

ASSETS

Cash and cash equivalents:		
Cash		$ 65,078
Deposit – Clearing Agent, allowable		25,000
Total cash and cash equivalents		90,078
Receivables:		
Commissions	$ 3,764	
Mutual fund concessions –		
Under 30 days – allowable	1,776	
12b-1 – Non-allowable	87,000	
Total receivables		92,540
Other assets:		
Prepaid expenses	2,980	
CRD (Flex Funding) account	338	
Total other assets		3,318
Total assets		$ 185,936

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities		$ 6,265
Commissions payable - Settled trades		2,621
Commissions payable – Trade not settled		3,889
Deferred income taxes payable		21,000
Total liabilities		33,775
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 50,100 shares issued and outstanding	$ 50,100	
Retained earnings	102,061	
Total stockholder's equity		152,161
Total liabilities and stockholder's equity		$ 185,936

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2014

Revenues:		
Commissions and concessions - See Note 4		$ 1,745,909
Interest		465
Total revenues		1,746,374
Operating expenses:		
Travel	$ 2,666	
Meals and entertainment	220	
Commissions	704,069	
Data processing	8,861	
Office supplies and printing	2,786	
Regulatory fees	15,414	
Professional fees	36,276	
Maintenance	4,860	
Clearing broker fees	28,918	
Quote services	888	
Salaries, wages and employee benefits – See Note 5	462,797	
Fidelity bond	2,000	
Taxes and licenses	3,140	
Dues and subscriptions	29,160	
Administrative expense allocation – See Note 5	47,036	
Other expense – See Note 5	25,957	
Total expenses		1,375,048
Income before income taxes		371,326
Income taxes:		
Current	10,800	
Deferred	21,000	31,800
Net income		$ 339,526

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2014

	Common Stock	Retained Earnings	Total
Balance at beginning of year	$ 50,100	62,535	112,635
Dividend paid	-	(300,000)	(300,000)
Net income	-	339,526	339,526
Balance, end of year	$ 50,100	102,061	152,161

The accompanying notes are an integral part of this financial statement.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2014

Cash flows from operating activities:		
Net income		$ 339,526
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(13,169)
Increase in tax liabilities		21,000
Increase in CRD deposit		(220)
Decrease in accounts payable and accrued expenses		(2,534)
Decrease in commissions and concessions payable		(1,397)
Net cash flows provided by operating activities		343,206
Cash flows from investing activities:		
Repayment of loan to parent	$ 13,000	
Net cash flows provided by investing activities		13,000
Cash flows from financing activities:		
Dividend paid	(300,000)	
Net cash flows used for financing purposes		(300,000)
Net increase in cash		56,206
Cash, beginning of year		33,872
Cash, end of year		$ 90,078

SUPPLEMENTAL CASH INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment adviser registered with the Securities and Exchange Commission. The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent and Fund companies. The Firm's primary business consists of mutual funds. The firm also conducts minimal business in over-the counter and listed securities, as well as Municipal Bonds. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income Taxes

The Firm files consolidated federal and state income tax returns with its parent, J. Derek Lewis and Associates, Inc. and is allocated a portion of the consolidated tax liability based upon its share, if any, of net income.

The Firm has adopted the provisions of FASB ASC Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC also requires the Firm to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained.

(2) INCOME TAXES

Income tax expense consists of the following:

	Federal	California	Total
Current	$ 7,300	$ 3,500	$ 10,800
Deferred	14,000	7,000	21,000
Total	$ 21,300	$ 10,500	$ 31,800

The Firm accounts for its income taxes per the Income Taxes Topic of FASB ASC, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes and relates primarily to a non-allowable receivable.

The Firm's income tax returns are subject to examination by the taxing authorities for three years – Federal and four years – California, subsequent to their filing.

(3) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions – Clearing agent	$ 126,063
Concessions – Direct/Mutual Funds	83,664
Concessions – Trails	155,438
Concessions – 529 Plan	19,186
Section 12b-1 fees	1,316,558
RIA Income	45,000
	$ 1,745,909

Included as part of "Commissions – Clearing agent" are commissions from the following:

Listed/OTC	$ 10,010
Mutual Funds	$ 40,835
Third Market Transactions	$ 16,031

(3) COMMISSION AND CONCESSION REVENUE, Continued

Trails	$ 52,822
Muni Bonds	$ 6,000
Preferred	$ 10
Other	$ 355

(4) EXPENSE-SHARING AGREEMENT

The Firm has entered into an expense-sharing agreement with its parent, J. Derek Lewis & Associates. Under this agreement, certain administrative, personnel, and other expenses are initially paid by the parent and a portion is allocated to the Firm. The monthly amount received by the Firm under this agreement is $14,005.

(5) RETIREMENT PLAN

Effective January 1, 2013, J. Derek Lewis & Associates and its subsidiary, JDL Securities Corp., adopted a 401(k) Profit Sharing Plan, the JDLA 401(k) Profit Sharing Plan. Employees over the age of 21 and who have completed one month of service are eligible to participate in the 401(k) Plan. Employees have the option of making retirement contributions to their account by reducing their salary on a Pre-Tax or Roth Elective Deferral basis. The plan offers a 1% Company Match up to 4% of employees' gross salary deferral, and the employer will contribute a Safe Harbor contribution in the amount of 3% of gross annual salary to all eligible employees. Annual Profit Sharing contributions will be at the discretion of the employer and eligible only to those employees that complete 1,000 hours of service. Employer contributions have a 5-year vesting schedule, excluding Safe Harbor contributions which are always 100% vested. The Summary Plan Description and Plan Highlights are as follows:

(5) RETIREMENT PLAN, Continued

JDLA 401(k) Plan	Eligibility	Vesting
Pre-tax and Roth Deferral (optional)	21 years old and one month of service	100%
1% Match	21 years old and one month of service	5-year vesting schedule
3% Safe Harbor	21 years old and one month of service	100%
PSP New Comparability	21 years old and one month of service, 1000 hours during the Plan Year and be employed on the last day of the Plan Year	5-year vesting schedule

As of year-end, the Firm has contributed $42,639 to the Plan during the year.

(6) OPERATING LEASES

The Firm leases certain office equipment under operating leases. Any long-term commitments under such leases are not material.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was November 17, 2014. No transactions or events were found that were material enough to require recognition in the financial statements.

(8) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2014, the net capital was $82,842 which exceeded the required minimum capital by $77,842. The aggregate indebtedness to net capital ratio was 0.15 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2014

Total equity from statement of financial condition		$ 152,161
Less non-allowable assets:		
CRD (Flex Funding) deposit	$ (338)	
Prepaid expenses	(2,980)	
12b-1 receivables	(87,000)	
Rounding	(1)	(90,319)
Net capital before adjustments		61,842
Addition – Deferred taxes payable		21,000
Net capital		$ 82,842

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 82,842
Excess net capital	$ 77,842

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 33,775
Less – non-aggregate indebtedness - deferred taxes payable	(21,000)
Total aggregate indebtedness	$ 12,775
Ratio of aggregate indebtedness to net capital	0.15 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2014

Not Applicable – The Firm is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2014

Not Applicable – The Firm is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
JDL Securities Corporation
Newport Beach, California

We have reviewed management's statements included in the accompanying Exemption report in which (1) JDL Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which JDL Securities Corporation claimed an exemption from 17 C.F.R §240.15c3-3: (2)(ii) and (2) JDL Securities Corporation stated that JDL Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. JDL Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDL Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (s)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goodrich Baron Goodyear, LLP

Long Beach, California
November 17, 2014

JDL SECURITIES CORPORATION

Exemption Report

SEPTEMBER 30, 2014

JDL Securities Corporation operates pursuant to the (k) (2) (ii) exemptive provision of SEC Rule 15c3-3.

During the fiscal year ended September 30, 2014, the Firm met the provisions of this exemption without exception.

J. Derek Lewis
President

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

The Board of Directors
JDL Securities Corporation
Newport Beach, California

Dear Board Members:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by JDL Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating JDL Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JDL Securities Corporation's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in the Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
November 17, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Sept 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043494 FINRA SEP 3/18/1991
JDL Securities Corp
1001 Dove St Ste 160
Newport Beach, CA 92660-2816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Reny Greenleaf
949-752-5206

2. A. General Assessment (item 2e from page 2) $ —

B. Less payment made with SIPC-6 filed (**exclude interest**) (—)

_______________ Date Paid

C. Less prior overpayment applied (1730.42)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1730.42

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(1730.42)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDL Securities Corp
(Name of Corporation, Partnership or other organization)

[signature] Greenleaf
(Authorized Signature)

CFO
(Title)

Dated the 14 day of Oct., 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01, 2013
and ending 09/30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,746,374
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,713,969
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,610
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,769
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ (5,973)
2e. General Assessment @ .0025	$ (15)
	(to page 1, line 2.A.)